UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022
Commission File Number: 001-36897

FIRSTSERVICE CORPORATION
(Translation of registrant's name into English)

1255 Bay Street, Suite 600
Toronto, Ontario, Canada
M5R 2A9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [  ]      No [X]

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRSTSERVICE CORPORATION
(Registrant)

Date: February 15, 2022	/s/ Jeremy Rakusin
Jeremy Rakusin
Chief Financial Officer

EXHIBIT INDEX

Exhibit                Description of Exhibit

99.1                      Earnings press release for the three months ended December 31, 2021, dated February 15, 2022.